ANNEX 1 – SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period
20 June to 22 August 2013

DATE	DETAIL

21 August 2013	Directors Share Interests- Dividend- Reinvestments

7 August 2013	Directors Interests-Share Incentive Plan-monthly update

5 August 2013	Capital Group- Updated notification of interests (below 11%)

31 July 2013	Voting rights and capital (end July issued share capital confirmed)

29 July 2013	Capital Group- Updated notification of interests (11.045%)

18 July 2013	Crescent Holdings Gmbh continuing interest above 4% as Swops extended

18 July 2013	Legal & General – Interest reduced below 3%

11 July 2013	Performance Share Plan- Partial Vesting of Awards

9 July 2013	Directors Interests-Share Incentive Plan-monthly update

1 July 2013	Director’s Share Interests- purchase by Sir Peter Gershon – Chairman.

1 July 2013	Voting rights and capital (end June issued share capital confirmed)

27 June 2013	Performance Share Plan -2009 Award Release and Long Term Performance Plan

Note: During the period ‘same day’ Forms 6-K were issued in respect of the following National Grid plc announcements:

21 August:	Voting rights and capital (SCRIP operation)
20 August:	National Grid plc- Scrip Dividend
6 August:	National Grid- Investor Seminar
30 July:	AGM Poll Results
29 July:	Interim Management Statement for the period 1 April 2013 to 28 July 2013